UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

Central European Media Enterprises Ltd.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045103

(CUSIP Number)

Ronald S. Lauder 767 Fifth Avenue, Suite 4200 New York, New York 10153 (212) 572-4090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS Ronald S. Lauder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,000
	8	SHARED VOTING POWER 38,489,379
	9	SOLE DISPOSITIVE POWER 120,000
	10	SHARED DISPOSITIVE POWER 38,489,379
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,609,379
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS RSL Savannah LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,898,443
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,898,443
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,898,443
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS RSL Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	G20045103

AMENDMENT NO. 20 TO SCHEDULE 13D

This Amendment No. 20 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed by Ronald S. Lauder (“RSL”) with the U.S. Securities and Exchange Commission on November 21, 1995, as amended from time to time, most recently by Amendment No. 19, filed on July 12, 2012 (the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.08 per share (“Class A Common Stock”), of Central European Media Enterprises, Ltd. (the “Issuer”). This Amendment No. 20 is being filed by RSL, RSL Savannah LLC, a Delaware limited liability company (“RSL Savannah”), and RSL Capital LLC, a Delaware limited liability company (“RSL Capital”). Each Item below amends and supplements the information disclosed in the corresponding Item of the Schedule 13D, and except as specifically amended by this Amendment No. 20, items in the Schedule 13D remain unchanged.

All share percentages in this Schedule 13D are based on 77,185,129 outstanding shares of Class A Common Stock, as reflected on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012.

CUSIP No.	G20045103

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to incorporate by reference the Exhibit Index at the end thereof. This Amendment No. 20 to the Schedule 13D is being submitted to reflect (1) the filing of an amended version of Exhibit 99.8 hereto and (2) the filing of an Exhibit 99.10 hereto.

CUSIP No.	G20045103

SIGNATURES

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2012

RONALD S. LAUDER

By	/s/ Dave Gerson
Name:	Dave Gerson, as Attorney-in-Fact for Ronald S. Lauder

RSL SAVANNAH LLC

By	/s/ Dave Gerson
Name:	Dave Gerson
Title:	Executive Vice President

RSL CAPITAL LLC

By	/s/ Dave Gerson
Name:	Dave Gerson
Title:	Vice President, Assistant Treasurer and Secretary

CUSIP No.	G20045103

EXHIBIT INDEX

Exhibit	Description

99.8	RSL Credit Agreement, dated as of September 7, 2011***

99.10	Power of Attorney

99.11	Joint Filing Agreement, by and among Ronald S. Lauder, RSL Savannah LLC and RSL Capital LLC, dated October 12, 2012

***	Certain provisions of this exhibit have been omitted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.